UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

OneMain Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68268W103

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68268W103		13D

1.	Names of Reporting Persons. OMH (ML), L.P

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 43,581,932

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,581,932

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 32.0%

14.	Type of Reporting Person PN

CUSIP No. 68268W103		13D

1.	Names of Reporting Persons. OMH (ML) GP, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 43,581,932

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,581,932

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 32.0%

14.	Type of Reporting Person OO

CUSIP No. 68268W103		13D

1.	Names of Reporting Persons. V-OMH (ML) II, L.P

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,355,568

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,355,568

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 8.3%

14.	Type of Reporting Person PN

CUSIP No. 68268W103		13D

1.	Names of Reporting Persons. V-OMH (ML) GP II, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,355,568

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,355,568

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 8.3%

14.	Type of Reporting Person PN

CUSIP No. 68268W103		13D

1.	Names of Reporting Persons. OMH Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 54,937,500

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 54,937,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,937,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 40.4%

14.	Type of Reporting Person PN

CUSIP No. 68268W103		13D

1.	Names of Reporting Persons. Apollo Uniform GP, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 54,937,500

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 54,937,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,937,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 40.4%

14.	Type of Reporting Person OO

CUSIP No. 68268W103		13D

1.	Names of Reporting Persons. Apollo Management VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 54,937,500

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 54,937,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,937,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 40.4%

14.	Type of Reporting Person PN

CUSIP No. 68268W103		13D

1.	Names of Reporting Persons. AIF VIII Management, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 54,937,500

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 54,937,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,937,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 40.4%

14.	Type of Reporting Person OO

CUSIP No. 68268W103		13D

1.	Names of Reporting Persons. Apollo Management, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 54,937,500

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 54,937,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,937,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 40.4%

14.	Type of Reporting Person OO

CUSIP No. 68268W103		13D

1.	Names of Reporting Persons. Apollo Management GP, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 54,937,500

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 54,937,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,937,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 40.4%

14.	Type of Reporting Person OO

CUSIP No. 68268W103		13D

1.	Names of Reporting Persons. Apollo Management Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 54,937,500

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 54,937,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,937,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 40.4%

14.	Type of Reporting Person PN

CUSIP No. 68268W103		13D

1.	Names of Reporting Persons. Apollo Management Holdings GP, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 54,937,500

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 54,937,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,937,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 40.4%

14.	Type of Reporting Person OO

Schedule 13D/A

Amendment No. 1

The information in this Amendment No. 1 to Schedule 13D (this “First Amendment” or this “13D/A”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “SEC”) by OMH Holdings, L.P. and the other Reporting Persons therein described on July 3, 2018, relating to the common stock, par value $0.01 per share (the “Common Stock”), of OneMain Holdings, Inc. (the “Issuer”).

This First Amendment is filed, in part, to reflect that on December 16, 2019, OMH (ML), L.P. (“OMH”) and V-OMH II, L.P. (“V-OMH”)(together, the “Borrowers”) entered into a margin loan facility and in connection therewith shares of the Issuer held of record by OMH Holdings L.P. were transferred to the Borrowers to be pledged under the facility.

Except as set forth herein, the Schedule 13D remain unmodified.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows.

This Statement on Schedule 13D is filed jointly by (i) OMH, a Delaware limited partnership (ii) OMH (ML) GP, LLC, a Delaware limited liability company (“OMH GP”); (iii) V-OMH, a Delaware limited partnership; (iv) V-OMH (ML) GP II, LLC, a Delaware limited liability company (“V-OMH GP”); (v) OMH Holdings, L.P., a Delaware limited partnership (“Holdings”); (iv) Apollo Uniform GP, LLC, a Delaware limited liability company (“Uniform GP”); (v) Apollo Management VIII, L.P., a Delaware limited partnership (“Management VIII”); (vi) AIF VIII Management, LLC, a Delaware limited liability company (“AIF VIII”); (vii) Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”); (viii) Apollo Management GP, LLC, a Delaware limited liability company (“Management GP”); (ix) Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”) and (x) Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Management Holdings GP”).  The foregoing are referred to herein collectively as the “Reporting Persons.”

The principal address for OMH, OMH GP, and Holdings is One Manhattanville Road, Suite 201, Purchase, New York 10577. The principal address for V-OMH and V-OMH GP is 901 Marquette Avenues., Suite 3300, Minneapolis, MN 55402. The principal address of each of Uniform GP, Management VIII, AIF VIII, Apollo Management, Management GP, Management Holdings, Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 W. 57th Street, 43rd Floor, New York, New York 10019.

OMH and V-OMH are principally engaged in the business of investment in securities. OMH GP and V-OMH GP are  the general partners of OMH and V-OMH respectively and are  principally engaged in the business of serving as the general partners of Borrowers. Holdings is principally engaged in the business of investment in securities. Uniform GP is the general partner of Holdings and is principally engaged in the business of serving as the general partner of Holdings. Holdings also is the sole limited partner of OMH and sole member of each of OMH GP and V-OMH GP. In addition, each Borrower has granted Holdings an irrevocable proxy to vote the shares of Common Stock held by such Borrower, as discussed in Item 6 below. Management VIII is the non-member manager of Uniform GP and is principally engaged as an investment adviser to private investment funds. AIF VIII is principally engaged as the general partner of Management VIII.  Apollo Management, the sole member and manager of AIF VIII, is registered as an investment adviser with the Securities and Exchange Commission and is principally engaged in the business of serving as the member and manager of Apollo management entities.  Management GP serves as the general partner of Apollo Management and is principally engaged in the business of serving as the general partner of Apollo Management.

Management Holdings serves as the sole member and manager of Management GP and is principally engaged in the business of serving as the sole member and manager of Management GP and other Apollo management entities.  Management Holdings GP serves as the general partner of Management Holdings and is principally engaged in the business of serving as the general partner of Management Holdings.

Attached as Appendix A to Item 2 is information concerning the executive officers, managers and directors of Management Holdings GP and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)   See Items 11 and 13 on the cover page.  The percentage ownership reported in Item 13 is based upon the 136,101,006 shares of Common Stock reported as outstanding in the Form 10-Q filed by the Issuer on November 1, 2019.

(b)   See Items 7 through 10 on the cover page.

(c)   On December 16, 2019, Holdings contributed 43,581,932 shares of Common Stock to OMH and 11,355,568 shares of Common Stock to V-OMH. Except as described above in this 13D/A, there have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons.

(d)   Not applicable.

(e)   Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

Contribution Agreement

On December 16, 2019, Holdings entered into a Contribution Agreement with each of OMH and V-OMH, whereby Holdings contributed 43,581,932 shares of Common Stock to OMH and 11,355,568 shares of Common Stock to V-OMH, respectively.  The Contribution Agreements are included as Exhibit A to this First Amendment, and are incorporated herein by reference.

Irrevocable Proxy

On December 16, 2019, each Borrower irrevocably (to the fullest extent permitted by law) appointed Holdings as its true and lawful proxy and attorney-in-fact to vote all of the shares of Common Stock held by such Borrower at any meeting (and any adjournment or postponement thereof) of Issuer’s stockholders and in connection with any written consent of Issuer’s stockholders. Each Irrevocable Proxy commenced upon the contribution of Common Stock to the applicable Borrower by Holdings and will continue until beneficial ownership in all of the shares subject to such proxy is transferred by or from the applicable Borrower pursuant to an exercise of remedies in accordance with the Margin Loan Documents (as defined below). The Irrevocable Proxies are is included as Exhibit B to this First Amendment, and is incorporated herein by reference.

Joinder Agreement

On December 16, 2019, Borrowers entered into a Joinder Agreement to the Amended and Restated Stockholders Agreement discussed under Item 6 of the Schedule 13D and filed as Exhibit B thereto. The Joinder Agreement is included as Exhibit C to this First Amendment, and is incorporated herein by reference.

Margin Loan Facility

As of December 16, 2019, each Borrower entered into a margin loan agreement and related documentation under which they intend to pledge all 54,937,500 shares on a non-recourse basis.  The margin loan agreement contains customary default provisions and in the event of a default under the loan agreement the banks may foreclose upon any and all shares of the Company’s Common Stock pledged to them.

Item 7.  Material to be Filed as Exhibits

Exhibit	Description
Exhibit A	Contribution Agreements, dated as of December 16, 2019, by OMH Holdings, L.P. and OMH (ML), L.P. and by OMH Holdings, L.P. and V-OMH (ML) II, L.P.

Exhibit B	Irrevocable Proxies, dated as of December 16, 2019, by OMH Holdings, L.P. and OMH (ML), L.P and by OMH Holdings, L.P. and V-OMH (ML) II, L.P.

Exhibit C

Joinder Agreement to the Amended and Restated Stockholders Agreement, dated as of June 25, 2018, by and among OneMain Holdings, Inc. and OMH Holdings, L.P., executed by OMH (ML), L.P. and V-OMH (ML) II, L.P.

Exhibit D	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2019

OMH HOLDINGS, L.P.

	By:	Apollo Uniform GP, LLC,
its general partner

		By:	/s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President

OMH (ML), L.P.

	By:	OMH (ML) GP, LLC,
its general partner

By: OMH Holdings, L.P.,
its sole member

By: Apollo Uniform GP, LLC,
its general partner

			By:	/s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President

APOLLO UNIFORM GP, LLC

	By:	/s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President

OMH (ML) GP, LLC,

By: OMH Holdings, L.P., its sole member

By: Apollo Uniform GP, LLC,
its general partner

By:		/s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President

V-OMH (ML) II, L.P.

By:	V-OMH (ML) GP II, LLC,
its general partner

	By:	OMH Holdings, L.P.,
its sole member

		By:	Apollo Uniform GP, LLC,
its general partner

		By:	/s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President

V-OMH (ML) GP II, LLC,

By:	OMH Holdings, L.P., its sole member

	By:	Apollo Uniform GP, LLC,
its general partner

	By:	/s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President

APOLLO MANAGEMENT VIII, L.P.

By:	AIF VIII Management, LLC,
its general partner

By:	/s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President

AIF VIII MANAGEMENT, LLC

By:	/s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC,
its general partner

	By:	/s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC,
its general partner

By:	/s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and managers of Management Holdings GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

The managers and principal executive officers of Management Holdings GP are Messrs. Leon D. Black, Joshua Harris and Marc Rowan.  The principal occupation of each of Messrs. Black, Harris and Rowan is to act as executive officers and managers of Management Holdings GP and other related investment managers and advisors.

The business address of each of Messrs. Black, Harris and Rowan is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.